Exhibit (a)(5)(ii)

IVAX Corporation 4400 Biscayne Boulevard Miami, FL 33137 Telephone: 305-575-6000

For Immediate Release

IVAX Completes Exchange Offer for its 1.5% Convertible Senior Notes due 2024

     Miami – February 23, 2005 — IVAX Corporation (AMEX: IVX) announced today that it has completed its previously announced offer to exchange up to $400 million of new 1.5 % senior convertible notes due 2024 (the “New Notes”) and cash for an equal principal amount of its currently outstanding 1.5 % senior convertible notes due 2024 (the “Old Notes”). The exchange offer ended at 12:00 Midnight, New York City time, on Tuesday, February 22, 2005 (the “Expiration Date”).

     As of the Expiration Date, $399 million principal amount of the Old Notes, or 99.75% percent of the outstanding Old Notes, had been tendered in exchange for an equal amount of the New Securities. In accordance with the terms of the exchange offer all Old Notes that were properly tendered were been accepted for exchange.

     The terms of the New Notes are substantially similar to those of the Old Notes, except that the settlement upon conversion of the New Notes will be paid in cash up to the principal amount of the converted New Notes with any excess of the conversion value settled in shares of IVAX common stock.

     The New Notes were not registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

     Copies of this and other news releases may be obtained free of charge from IVAX’ website at www.ivax.com.

CONTACT:
David Malina
Director/Investor Relations & Corporate Communications
305.575.6043